

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 17, 2020

Kevin J. Knopp
Chief Executive Officer
645 Summer Street
Boston, MA 02210

    Re: 908 Devices, Inc.
            Registration Statement on Form S-1
            Exhibit Nos. 10.6, 10.7, 10.8, 10.9, 10.10 and 10.11
            Filed November 25, 2020
            File No. 333-250954

Dear Mr. Knopp:

    We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

                                        Sincerely,

                                        Division of Corporation Finance